CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

September 13, 2005

Ms. Jennifer Hardy, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: RIPPLE LAKE DIAMONDS INC.
Form 20-F
SEC File No. 0-51236

Dear Ms. Hardy:

In response to your letter of comments dated August 12, 2005, please be advised as follows:

General

1. Parallel changes have been made.

2. The disclosure has been updated throughout the registration statement.

Key Information
Selected Financial Data

3. The assertion with respect to the financial statements has been made.

Risk Factors

4. The extent of each risk has been plainly and directly stated. "There can be no assurance...." has been deleted.

5. Mitigating language has been deleted.

Securities and Exchange Commission
RE:     RIPPLE LAKE DIAMONDS INC.
Form 20-F filed June 16, 2005
File No. 0-51236
September 13, 2005

Environmental risk and other regulatory requirements

6. The risk factor has been deleted. There are no permitting requirements in Ontario for exploration. With respect to the KMD property, the permit has already been obtained. Accordingly there is no risk to the Company with respect thereto. The risk factor was included in error. Disclosure has been provided in section 4.B. - Permits.

Information on the Company
History and Development

7. The name and address the Company's agent in the United States has been provided.

8. The information relating to the private placements has been provided.

Our Properties
TCH Project

9. Disclosure regarding the acquisition of the TCH properties was previously provided. Ripple staked seven of the properties and optioned eight claims. See 4.B Business Overview TCH Project, Ontario.

10. The time frame, work conducted, and results of Phase I of the TCH Project has been provided.

KMD Property, Nunavut

11. The time frame, work conducted, and results of Phase I of the KMD property has been provided.

Competitive Factors

12. Disclosure of the characteristics that determine marketability of diamonds has been provided.

Employees and employment agreements

13. The nature of the services Dr. Kaminsky provides has been disclosed. The agreement was previously filed as Exhibit 4.7 to the Form 20-F registration statement.

Property, Plants and Equipment

14. The second sentence has been revised for clarity.

Securities and Exchange Commission
RE:     RIPPLE LAKE DIAMONDS INC.
Form 20-F filed June 16, 2005
File No. 0-51236
September 13, 2005

Operating and Financial Review and Prospects
Plan of Operation

15. Disclosure relating to funds raised through past private placements has been provided. Supplementally, the Company is in the process of completing a private placement. The Company believes that it is inappropriate to disclose information relating to the uncompleted private placement in the Form 20-F since such disclosure could result in a loss of the exemptions under either section 4(2) or Regulation S of the Securities Act of 1933.

Directors, Senior Management and Employees
Conflicts of Interest

16. The disclosure requested has been provided and a risk factor has been included.

Compensation

17. A new summary compensation table has been added covering the period from the end of our last fiscal year end (June 30, 2004) through March 31, 2005.

Major Shareholders and Related Party Transactions
Major Shareholders

18. The ownership of the shares and percentage of ownership by majority shareholders has been updated.

Additional Information
Memorandum and Articles of Incorporation

19. More detailed disclosure has been provided.

Statement of Experts

20. The auditor's consent has been provided.

Financial Statements

21. The financial statements have been revised as requested.

Securities and Exchange Commission
RE: RIPPLE LAKE DIAMONDS INC.
Form 20-F filed June 16, 2005
File No. 0-51236
September 13, 2005

Engineering Comments

22. The property has been examined by a professional geologist. Accordingly, a risk factor has not been added.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: RIPPLE LAKE DIAMONDS INC.